(EXHIBIT 11)
CONCORDE CAREER COLLEGES, INC.
COMPUTATION OF PER SHARE EARNINGS

	Basic EPS Three Months Ended March 31,		Diluted EPS Three Months Ended March 31,
	2006	2005	2006	2005
Weighted average shares outstanding.........................................	5,465,000	5,976,000	5,465,000	5,976,000
Options...............................................................................................			202,000	310,000
Adjusted weighted average shares................................................	5,465,000	5,976,000	5,667,000	6,286,000

Net income available to common shareholders.............................	$ 878,000	$ 406,000	$ 878,000	$ 406,000
Net income per share.........................................................................	$ .16	$ .07	$ .15	$ .06

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